Exhibit 99.1

Vermilion Energy Inc. Files Annual Information Form and Annual Report

CALGARY, Alberta--(BUSINESS WIRE)--March 11, 2011--Vermilion Energy Inc. (“Vermilion”) (TSX – VET) announces the submission of its Annual Information Form (“AIF”) for the year ended December 31, 2010 to the System for Electronic Document Analysis and Retrieval (“SEDAR”). The AIF contains Vermilion’s Statement of Reserves Data and Other Oil and Gas Information as required under National Instrument 51-101. Vermilion has also filed its Annual Report which includes its audited consolidated financial statements, notes to the consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010.

These documents can be found on the SEDAR website at www.sedar.com or on the Company’s website at http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per month per share. Management and directors of Vermilion hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com